Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 8, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, June 7 2007, entitled “FURTHER STATEMENT ON AGM RESOLUTIONS”.

7 June 2007

FURTHER STATEMENT ON AGM RESOLUTIONS

Vodafone Group Plc (“Vodafone” or the “Company”) has received a letter from Efficient Capital Structures (“ECS”) containing a requisition signed by shareholders holding in aggregate 210,000 ordinary shares. The requisition principally relates to proposals regarding the structure of the Vodafone Group’s shareholding in Verizon Wireless and the Group’s levels of debt.  The Board of Vodafone has reviewed the proposals from ECS and has unanimously concluded that continued execution of its clearly stated strategy will deliver greater value for shareholders. In particular, the Board of Vodafone believes the proposals from ECS would undermine both its ability to maximise the value of its shareholding in Verizon Wireless and Vodafone’s ability to invest in its businesses as well as exploit potential value creating opportunities.

The letter from ECS sets out four resolutions which ECS requires the Company, in accordance with the Companies Act, to submit to shareholders at the Company’s AGM to be held on 24 July 2007.  The resolutions are as follows:

A.                         A Special Resolution to amend the Company’s Articles of Association to give shareholders the right to direct the Company’s Board by means of an Ordinary Resolution of shareholders.

B.                           An Ordinary Resolution that proposals be put to shareholders by 31st March 2008 to alter the Company’s capital structure either by the issue of tracking shares or a spin-off, for the purpose of separating out the Company’s 45 per cent interest in Verizon Wireless from its other assets.  If such proposals are not made, then all fees payable to Directors would be allocated and paid to the Chairman.

C.                           An Ordinary Resolution that proposals be put to shareholders by 31st March 2008 to create a new group holding company to enable the issue of Vodafone bonds directly to Vodafone shareholders, increasing the group’s leverage by approximately £34 billion.  If such proposals are not made, then all fees payable to Directors would be allocated and paid to the Chairman.

D.                          A Special Resolution to amend the Company’s Articles of Association to limit the Company’s ability to make any acquisition with a consideration of more than £1 billion or acquisitions with an aggregate consideration of more than £5 billion in any two year period before 31st March 2010, without first obtaining approval from shareholders by Special Resolution in a general meeting, unless Vodafone has first altered its capital structure by the issue of tracking shares and the issue of Vodafone bonds.

The Board of Vodafone has considered these resolutions in detail as follows:

Resolution B

Vodafone’s 45 per cent shareholding in Verizon Wireless has generated significant value accretion for shareholders in recent years reflecting its market leading position, superior growth and cash generation. The Board believes the strategy of maintaining its ownership in Verizon Wireless is in the best interest of shareholders at this time.

Maximising the value of this shareholding is a key element of Vodafone’s current strategy and one that is kept under constant review. As part of these reviews, Vodafone has considered a number of alternative structures, including tracking shares and spin off options, to assess whether they might deliver greater value to shareholders. In summary, the Board has concluded the following:

—           Tracking shares would be likely to trade at a material valuation discount to the fundamental value of the shareholding given their complexity, lack of transparency and limited rights over the underlying business. Similar discounts in valuation have led many of the tracking shares issued by other companies to be unwound in recent years

—           Spin off structures would also be likely to create securities that would trade at a material discount to value of the underlying shareholding given the complexities in achieving favourable tax status, the indirect nature of the shareholding, the lack of any assured dividend stream and the Board’s view that the UK is not the natural listing for such securities, nor UK shareholders the natural holders of such securities

Taken together, these factors have led the Board of Vodafone to conclude that the structures proposed by ECS would not deliver to shareholders effectively the value of the Verizon Wireless shareholding today and could potentially significantly undermine the Board’s ability to maximise the value of the shareholding in the future.

Resolution C

Over the last three years, Vodafone’s net debt has increased from around £10 billion to £24 billion and it has returned in aggregate approximately £28 billion to shareholders by way of dividends and one off distributions.  It has also increased its dividend payout ratio to 60 per cent of adjusted earnings per share.

Vodafone believes that a substantial increase in leverage from current levels as envisaged by the ECS proposal to increase debt by approximately £34 billion would create significant additional risk, constrain future flexibility and erode the Group’s ability to generate value for its shareholders in the future.

ECS’s proposals would lead to Vodafone becoming a sub-investment grade borrower. As such Vodafone’s cost of debt would rise materially contributing to incremental interest expense of at least £2 billion per annum. At this level of leverage it is unlikely that Vodafone could benefit from tax deductibility on the full interest amount.  Vodafone’s existing dividend policy would also be put at risk.

The Board of Vodafone regularly reviews its capital structure and distribution policy and believes that its current capital structure appropriately balances the needs of its European businesses, and the challenging markets in which they operate, while maintaining flexibility to invest in selective growth opportunities including acquisitions in the EMAPA region.

Resolutions A and D

The resolutions proposed by ECS to amend the Articles to allow shareholders to give directions to the Board at lower voting thresholds and limit the Company’s ability to make acquisitions would significantly constrain the Board’s flexibility in managing both Vodafone’s global business and implementing its successful strategy to deliver value to shareholders.

In particular, the requirement to seek shareholder approval for acquisitions at the low levels proposed by ECS would place Vodafone at a material disadvantage in competing for assets. In the view of the Board, this type of constraint could have prevented Vodafone from making many of the significant and attractive value creating acquisitions it has made in recent years, such as those in Romania, Turkey and India. The Board of Vodafone has already established and communicated clear financial criteria for all acquisition activity.

The Board of Vodafone welcomes an active and open dialogue with its shareholders. However, having taken advice, it believes that implementation of ECS’s proposals would not be in the interest of Vodafone’s shareholders. The Board believes that the Group’s recent financial results confirm the benefits being delivered to shareholders through the delivery of its strategy. It remains confident that continued execution of this strategy will deliver sustained growth in value for shareholders.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

As at 7th June, Vodafone has 52,909,904,713 ordinary shares in issue (excluding treasury shares).

A Special Resolution needs at least a 75% majority of those voting to be approved. An Ordinary Resolution needs over 50% majority of those voting to be approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 8, 2007	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary